SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)
(Amendment No. 2)*

Netezza Corporation

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

64111N101

(CUSIP Number)

December 31, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 64111N101

1	Name of Reporting SS OR I.R.S. Identification No. of Above Person Battery Ventures VI, L.P. (“BV6”)

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 0

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 0.00%

12	Type of Reporting Person* PN

CUSIP No. 64111N101

1	Name of Reporting SS OR I.R.S. Identification No. of Above Person Battery Partners VI, LLC

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 0

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 0.00%

12	Type of Reporting Person* OO

CUSIP No. 64111N101

1	Name of Reporting SS OR I.R.S. Identification No. of Above Person Battery Investment Partners VI, LLC (“BIP6”)

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 0

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 0.00%

12	Type of Reporting Person* OO

CUSIP No. 64111N101

1	Name of Reporting SS OR I.R.S. Identification No. of Above Person Richard D. Frisbie

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 0

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 0.00%

12	Type of Reporting Person* IN

CUSIP No. 64111N101

1	Name of Reporting SS OR I.R.S. Identification No. of Above Person Oliver D. Curme

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 0

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 0.00%

12	Type of Reporting Person* IN

CUSIP No. 64111N101

1	Name of Reporting SS OR I.R.S. Identification No. of Above Person Thomas J. Crotty

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 0

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 0.00%

12	Type of Reporting Person* IN

CUSIP No. 64111N101

1	Name of Reporting SS OR I.R.S. Identification No. of Above Person Kenneth P. Lawler

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 0

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 0.00%

12	Type of Reporting Person* IN

CUSIP No. 64111N101

1	Name of Reporting SS OR I.R.S. Identification No. of Above Person Morgan M. Jones

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 0

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 0.00%

12	Type of Reporting Person* IN

CUSIP No. 64111N101

1	Name of Reporting SS OR I.R.S. Identification No. of Above Person Scott R. Tobin

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 0

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 0.00%

12	Type of Reporting Person* IN

CUSIP No. 64111N101

1	Name of Reporting SS OR I.R.S. Identification No. of Above Person R. David Tabors

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 0

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 0.00%

12	Type of Reporting Person* IN

CUSIP No: 64111N101

Item 1	(a).	Name of Issuer Netezza Corporation

Item 1	(b).	Address of Issuer’s Principal Executive Offices 200 Crossing Boulevard Framingham, MA 01702

Item 2	(a).

Name of Persons Filing

Battery Ventures VI, L.P. (“BV6”), Battery Partners VI, LLC (“BPVI LLC”), Battery Investment Partners VI, LLC (“BIP6”),  Richard D. Frisbie (“Frisbie”), Oliver D. Curme (“Curme”), Thomas J. Crotty (“Crotty”), Kenneth P. Lawler (“Lawler”), Morgan M. Jones (“Jones”), Scott R. Tobin (“Tobin”) and R. David Tabors (“Tabors”).  The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

Frisbie, Curme, Crotty, Lawler, Jones, Tobin and Tabors are the sole managing members of BPVI LLC, the sole general partner of BV6.  BIP6 invests alongside BV6 in all investments made by BV6.  Curme and Crotty are the sole managing members of BIP6.

Item 2	(b).	Address of Principal Office The address for each of the Reporting Persons is: Battery Ventures 930 Winter Street, Suite 2500 Waltham, MA 02451
Item 2	(c).

Citizenship

Frisbie, Curme, Crotty, Lawler, Jones, Tobin and Tabors are United States citizens.  BV6 is a limited partnership organized under the laws of the State of Delaware.  BPVI LLC and BIP6 are limited liability companies organized under the laws of the State of Delaware.

Item 2	(d).	Title of Class of Securities and Cusip Number Common Stock, $0.001 par value per share
Item 2	(e).	CUSIP Number 64111N101

Item 3.		Not Applicable

CUSIP No: 64111N101

Item 4.	Ownership
The following information with respect to the ownership of the ordinary shares of the issuer by the Reporting Persons filing this Statement is provided as of December 31, 2009:
(a) Amount beneficially owned: See Row 9 of cover page for each Reporting Person.
(b) Percent of Class: See Row 11 of cover page for each Reporting Person.
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.
(ii) Shared power to vote or to direct the vote: See Row 6 of cover page for each Reporting Person.
(iii) Sole power to dispose or to direct the disposition of: See Row 7 of cover page for each Reporting Person.
(iv) Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof each Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☒  Yes

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.
Not applicable.

CUSIP No: 64111N101

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 10, 2010

BATTERY VENTURES VI, L.P.

By:	Battery Partners VI, LLC

By:	*
Managing Member

BATTERY PARTNERS VI, LLC

By:	*
Managing Member

BATTERY INVESTMENT PARTNERS VI, LLC

By:	*
Managing Member

RICHARD D. FRISBIE

By:	*
Richard D. Frisbie

OLIVER D. CURME

By:	*
Oliver D. Curme

THOMAS J. CROTTY

By:	*
Thomas J. Crotty

CUSIP No: 64111N101

KENNETH P. LAWLER

By:	*
Kenneth P. Lawler

MORGAN M. JONES

By:	*
Morgan M. Jones

SCOTT R. TOBIN

By:	*
Scott R. Tobin

R. DAVID TABORS

By:	*
R. David Tabors

*By:	/s/ Christopher Hanson
Name:	Christopher Hanson
Attorney-in-Fact

This Schedule 13G was executed pursuant to a Power of Attorney.   Note that copies of the applicable Powers of Attorney are already on file with the appropriate agencies.

EXHIBIT I

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required on Schedule 13G need be filed with respect to ownership by each of the undersigned of shares of Common Stock of Netezza Corporation.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Dated February 10, 2010

BATTERY VENTURES VI, L.P.

By:	Battery Partners VI, LLC

By:	*
Managing Member

BATTERY PARTNERS VI, LLC

By:	*
Managing Member

BATTERY INVESTMENT PARTNERS VI, LLC

By:	*
Managing Member

RICHARD D. FRISBIE

By:	*
Richard D. Frisbie

OLIVER D. CURME

By:	*
Oliver D. Curme

THOMAS J. CROTTY

By:	*
Thomas J. Crotty

KENNETH P. LAWLER

By:	*
Kenneth P. Lawler

MORGAN M. JONES

By:	*
Morgan M. Jones

SCOTT R. TOBIN

By:	*
Scott R. Tobin

R. DAVID TABORS

By:	*
R. David Tabors

*By:	/s/ Christopher Hanson
Name:	Christopher Hanson
Attorney-in-Fact

This Schedule 13G was executed pursuant to a Power of Attorney.   Note that copies of the applicable Powers of Attorney are already on file with the appropriate agencies.